Exhibit 99.1

Oasmia Pharmaceutical’s Lead Human Cancer Drug Paclical® Generates Strong Interest at the 19th Annual Russian Cancer Congress

November 20, 2015

Data showing the efficacy and benefits of the recently approved cancer drug Paclical, as compared to current paclitaxel treatment, poised for continued growth in Russia and CIS countries.

Uppsala, Sweden, November 20, 2015 – Oasmia Pharmaceutical AB (NASDAQ: OASM), or the “Company,” a developer of a new generation of drugs within human and veterinary oncology, recently presented clinical data at the 19th annual Russian Cancer Congress that illustrate the efficacy and benefits of the Company’s recently approved cancer drug Paclical. The data, which were presented by Russian lead oncologists Professor Tjulandin and Dr. Chekini, were well received by the many oncologists in attendance at the event, positioning the drug for further growth in the Russian market.

The Company’s presentation elaborated on the results from the extensive clinical program indicating that Paclical possesses efficacy which is equal to current standard treatment, albeit with several benefits such as allowing for higher doses, shorter infusion times and no premedication. In addition, a recently published study showed that Paclical is bioequivalent with Abraxane®, the current market leader within the segment. Abraxane’s net sales are expected to be in the range of $1 billion to $1.25 billion in 2015, according to research analyst Zacks.

“We are pleased that Paclical has generated this significant volume of interest among oncologists attending such a high profile conference and the Company’s presentation,” said Julian Aleksov, Executive Chairman of Oasmia. “It shows that our product has tremendous potential to gain substantial market share in Russia and the CIS, which the magnitude of our initial orders from Russia also indicate. We are very confident that future development coupled with the sales efforts by our distribution partner in the region will be very beneficial for Oasmia, ultimately increasing the Company’s revenue and achieving value on behalf of our shareholders.”

The 19th annual Russian Cancer Congress took place from November 17-19 in Moscow and is the largest oncologist conference held annually in Russia.

About Paclical

Paclical is a water-soluble formulation of paclitaxel and Oasmia’s patented excipient, XR-17. Paclitaxel is one of the most widely used anti-cancer substances and is included in the standard treatment of a variety of cancers such as lung cancer, breast cancer and ovarian cancer. Paclical consists of a freeze dried powder dissolved in conventional solution for infusion. In April 2015, Paclical received a marketing authorization for treatment of ovarian cancer in the Russian Federation.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ USA (OASM.US).

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.45, CET on November 20, 2015.”